FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2021

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura to Grant Restricted Stock Units (RSUs)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 27, 2021	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Nomura to Grant Restricted Stock Units (RSUs)

Tokyo, April 27, 2021—Nomura Holdings, Inc. today announced plans to grant Restricted Stock Units (RSUs) to directors, executive officers and employees of the firm and its subsidiaries in late May 2021.

The RSUs will be granted as deferred compensation. Subject to certain conditions, Nomura will deliver shares of common stock to RSU grantees one to three years (up to seven years where required by local regulations) after the RSUs are granted mainly through disposal of treasury shares.

The number of RSUs to be granted is estimated to be approximately 68 million units (68 million shares equivalent).

The number and detailed terms and conditions of the RSUs will be determined at a meeting of the Executive Management Board1 scheduled for the middle of May 2021, and will be announced immediately thereafter.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is a global financial services group with an integrated network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Wholesale (Global Markets and Investment Banking), and Investment Management. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

[1]	The grant of RSUs to directors and executive officers is in accordance with decisions made by the Compensation Committee.